[Goodyear Letterhead]
July 26, 2007
VIA EDGAR and FACSIMILE (202) 772-9368
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Re:	The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 001-01927
Dear Mr. O’Brien:
     This letter is in response to the letter, dated July 17, 2007 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Richard J. Kramer, President, North American Tire and Chief Financial Officer, of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”) with respect to the above-referenced filings.
     For the convenience of the Commission staff, we have repeated each of your questions in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
     The Company respectfully submits the following information in response to the Comment Letter.
Form 10-K for the year ended December 31, 2006
Quantitative and Qualitative Disclosures about Market Risk, page 34
1.	Considering your existing disclosures regarding the increased raw material costs in 2006 and the significant impact the raw materials costs had on your operations, a discussion of commodity price risk management strategies appears appropriate. Please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your commodity price exposure, your risk management strategies, or if you don’t manage this risk, a statement disclosing that fact.
We note the staff’s comment regarding the impact raw materials costs have had on our operations. In future filings on Form 10-Q and Form 10-K, commencing with our Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2007, we intend to include the following statement in Part I, Item 3. “Quantitative and Qualitative Disclosures About Market Risk”:
“The raw materials costs to which our operations are principally exposed include the cost of natural rubber, synthetic rubber, carbon black, fabrics, steel cord and other petrochemical-based commodities. Approximately two-thirds of our raw materials are oil-based derivatives, whose costs may be affected by fluctuations in the price of oil. We currently do not hedge commodity prices. We do, however, use various strategies to partially offset cost increases for raw materials, including centralizing purchases of raw materials through our global procurement organization in an effort to leverage our purchasing power and expanding our capabilities to substitute lower-cost raw materials.”
Liquidity and Capital Resources, page 53
2.	As part of your new master labor agreement with USW you have entered into an understanding to establish a VEBA and contribute $1 billion, of which $700 million will be funded in cash and the remaining in cash or shares of common stock at your option. We recognize the establishment of the VEBA is conditioned upon US District Court approval and any contributions to the VEBA will follow that approval. However, this commitment should be contemplated in your liquidity discussions. Please revise, in future filings, to address the following:
•	The impact this funding commitment will have on your liquidity and cash position, as well as the inability for you to immediately remove your liability for USW retiree healthcare benefits from your balance sheet.

•	The impact any decision of the Company to contribute cash instead of shares would have on operations and liquidity, and

•	Your consideration of including any future commitments that have received approval in your contractual obligations table.
In future filings on Form 10-Q and Form 10-K, commencing with our Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2007, we will expand our disclosure within Liquidity and Capital Resources to include the following statement:
“On December 28, 2006, the USW ratified the terms of a new master labor agreement ending a strike by the USW. In connection with the master labor agreement, we entered into a memorandum of understanding with the USW regarding the establishment of a VEBA intended to provide healthcare benefits for current and future USW retirees. The establishment of the VEBA is conditioned upon receiving U.S. District Court approval of a settlement of a declaratory judgment action. On July 3, 2007, the USW and several retirees filed a required class action lawsuit regarding the establishment of the VEBA in the U.S. District Court for the Northern District of Ohio. We have committed to contribute to the VEBA $1 billion, which will consist of at least $700 million in cash and an additional $300 million in cash or shares of our common stock at our option. We plan to make our contributions to the VEBA in cash following the U.S. District Court’s approval of the settlement. In addition, we expect to remove our liability for USW retiree healthcare benefits from our balance sheet when this settlement has received final judicial approval (including exhaustion of all appeals, if any) and we have made our contribution to the VEBA. We expect to use cash on hand and generated from operating activities, unused availability under our various credit agreements and/or proceeds from the pending sale of our Engineered Products business to fund the VEBA. We do not expect our VEBA funding commitment or our inability to immediately remove our liability for USW retiree healthcare benefits from our balance sheet to have a significant impact on our liquidity or cash position. Furthermore, we do not expect our plan to fund the VEBA entirely in cash to have a significant impact on our operations or liquidity.”
At December 31, 2006, we disclosed within our Commitments and Contractual Obligations Table in our 2006 Form 10-K (at page 58) the expected payments for the next 10 years for estimated benefit payments related to other post-retirement benefits. As we have also disclosed in our 2006 Form 10-K and our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2007, the amount of these payments “will be reduced significantly provided the proposed settlement with the USW regarding retiree healthcare becomes effective.” We are required by the terms of our agreement with the USW to fund the VEBA promptly upon approval of the settlement by the U.S. District Court. Therefore, we do not anticipate the existence of a non-contingent obligation to fund the VEBA at the end of a reporting period. In the unlikely event that we have a non-contingent obligation to fund the VEBA at the end of a reporting period, we will disclose the existence of that obligation but we will not report it on the Commitments and Contractual Obligations Table so that we do not overstate the amount of our contractual obligations for other post-retirement benefits.
3.	Your liquidity section states that your ability to service debt is dependent on the results of operations of your subsidiaries and their ability to provide cash. You further discuss that dividends, loans or other distributions from your subsidiaries may be subject to contractual and other restrictive governmental regulations. We note the $284 million of net assets restricted at December 31, 2006; however, please expand your disclosure in future filings to discuss the presence and nature of any current restrictions, and how you plan to overcome these restrictions in order to service your debt.
On page 53, our liquidity section currently states: “In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictive governmental regulations. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make distributions of cash.”
In future filings on Form 10-K, we will expand our disclosure to state: “In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictions. The primary restriction is that, in certain countries, we must obtain approval from the foreign government and/or currency exchange board before net assets can be transferred out of the country. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make distributions of cash. Thus, we would have to repay and/or amend these credit agreements and other debt instruments in order to use this cash to service our consolidated debt. Because of the inherent uncertainty of overcoming these restrictions, we do not consider the net assets of our subsidiaries that are subject to such restrictions to be integral to our liquidity or readily available to service our debt.”
4.	Your disclosure includes a brief description of certain covenants of your credit facilities. However, you do not make an affirmative statement regarding the compliance with the terms of the covenants. In future filings, please note that material covenants related to all outstanding debt should be discussed and analyzed. Refer to FRR No. 72 — 501.13. Considering your strategy of “divesting non-core businesses,” your discussion should also address the impact your sales of assets and businesses have had on covenant compliance.

We note the staff’s comment regarding compliance with the terms of certain covenants imposed by our outstanding credit facilities. In our future filings on Form 10-Q and Form 10-K, we will include an affirmative statement regarding compliance with the terms of those covenants. In particular, in our Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2007, we intend to include the following statement:
“As of June 30, 2007, we were in compliance with the material covenants imposed by our principal credit facilities.”
We also note the staff’s comment regarding our obligation to discuss and analyze the material covenants related to our outstanding debt, as well as our strategy of “divesting non-core businesses.” As we have in the past, we will continue to discuss and analyze the material covenants of our outstanding debt. In the past, we have structured sales of non-core businesses to comply with the restrictions imposed by, and those sales have not affected our ability to remain in compliance with, those covenants. As described in our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2007, in April 2007 we refinanced several of our principal credit facilities and, among other things, amended them to contain more flexible covenants, which included amendments that further enhanced our ability to divest non-core businesses. In future filings on Form 10-Q and Form 10-K, we will include a statement regarding the effect of our covenants on this strategy, to the extent that strategy remains relevant to our business. In particular, in our Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2007, we intend to include the following statement:
“The restrictions on asset sales imposed by our material indebtedness have not affected our strategy of divesting non-core businesses, and those divestitures have not affected our ability to comply with those restrictions.”
5.	We note your contingent contractual obligation with regards to your alliance with Sumitomo. However, your document does not discuss this alliance anywhere else. Please tell us and revise future filings to discuss the nature of this agreement, the terms and conditions and the amount of the potential payment you would have to make in order to acquire Sumitomo’s interest in the alliance pursuant to the exit rights.
We currently refer to our global alliance with Sumitomo on page 4 (under the caption “Description of Goodyear’s Business — North American Tire”) and on page 6 (under the caption “Description of Goodyear’s Business — European Union Tire”) in our 2006 Form 10-K.
In future filings on Form 10-K, we will expand our disclosure by adding the following under the caption “Description of Goodyear’s Business”:
“Global Alliance. In 1999, we entered into a global alliance with Sumitomo Rubber Industries, Ltd. (“Sumitomo”). Under the global alliance agreements, we acquired 75%, and Sumitomo acquired 25%, of Goodyear Dunlop Tires Europe B.V., a Netherlands holding company. Concurrently, the holding company acquired substantially all of Sumitomo’s tire businesses in Europe and most of our tire businesses in Europe.
We also acquired 75%, and Sumitomo acquired 25%, of Goodyear Dunlop Tires North America, Ltd., a holding company that purchased Sumitomo’s tire manufacturing operations in North America and certain of its related tire sales and distribution operations. The global alliance involved other transactions, including our acquisition of 100% of the balance of Sumitomo’s Dunlop Tire replacement distribution and sales operations in North America.

In Japan, we own 25%, and Sumitomo owns 75%, of two companies, one for the sale of Goodyear-brand passenger and truck tires in the Japanese replacement market and the other for the sale of Goodyear-brand and Dunlop-brand tires to vehicle manufacturers in Japan. We also own 51%, and Sumitomo owns 49%, of a company that coordinates and disseminates both commercialized tire technology and non-commercialized technology among Goodyear and Sumitomo, the joint ventures and their respective affiliates, and we own 80%, and Sumitomo owns 20%, of a global purchasing company. The global alliance agreements also provided for the investment by Goodyear and Sumitomo in the common stock of the other.”
In future filings on Form 10-Q and Form 10-K, commencing with our Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2007, we will revise and expand our disclosure on page 59 as follows:
•	The terms and conditions of our global alliance with Sumitomo, as set forth in the Umbrella Agreement between Sumitomo and us, provide for certain minority exit rights available to Sumitomo commencing in 2009. In addition, the occurrence of certain other events enumerated in the Umbrella Agreement, including certain bankruptcy events or changes in our control, could trigger a right of Sumitomo to require us to purchase their interests in the global alliance immediately. Sumitomo’s exit rights, in the unlikely event of the occurrence of a triggering event and the subsequent exercise of Sumitomo’s exit rights, could require us to make a substantial payment to acquire Sumitomo’s interests in the global alliance. The Umbrella Agreement provides that the payment amount would be based on the fair value of Sumitomo’s 25% minority shareholder’s interest in each of Goodyear Dunlop Tires Europe B.V. and Goodyear Dunlop Tires North America, Ltd. and the book value of net assets of the Japanese joint ventures. The payment amount would be determined through a negotiation process where, if no mutually agreed amount was determined, a binding arbitration process would determine that amount. [To be added for quarterly periods subsequent to the filing of our 2007 Form 10-K: For further information regarding our global alliance with Sumitomo, see “Item 1. Business. Description of Goodyear’s Business — Global Alliance” in our 2007 Form 10-K.]
Note 5. Accounts and Notes Receivables, page 85
6.	We note your discussion that indicates your accounts receivable continuous sales program was terminated in 2004. However on page 56, you disclose information regarding an accounts receivable securitization program that is currently being utilized. Please tell us and clarify, in future filings, the nature of these programs, including which programs are currently open and which ones are currently terminated and how you have complied with paragraphs 9-16 of SFAS No. 140 and other applicable authoritative GAAP literature.
Goodyear France was the only party to the accounts receivable continuous sales program which was terminated in 2004, as described in Note 5 on page 85. That program was unrelated to our currently utilized pan-European accounts receivable securitization facility discussed on pages 56 and 57 and in Note 11 on page 96. In future Form 10-K filings, the accounts receivable continuous sales program will no longer be referred to since that program was terminated in 2004.
The pan-European accounts receivable securitization facility does not surrender control (as defined in paragraph 9 of SFAS No. 140) of the transferred receivables and, accordingly, does not meet the criteria for sale accounting pursuant to paragraphs 9-16 of SFAS No. 140. As a result, the securitized accounts receivable have not been derecognized and amounts borrowed under the pan-European accounts receivable securitization facility are included in “Long term debt and capital leases” on our consolidated balance sheet. The secured party does not have the right to sell or repledge the accounts receivable and, accordingly, the securitized accounts receivable have not been reclassified and reported as encumbered. We have also retained servicing of the receivables. The consideration paid by us to the transferee under the terms of the program is market-based and, accordingly, the fair value of any servicing asset or liability was considered to be immaterial.
Form 10-Q for the Quarter Ended March 31, 2007
7.	You disclose on page 16 of the 3/31/07 Form 10-Q that an independent asbestos valuation firm was used in accounting for the asbestos liability. While you are not required to make reference to this independent valuation, when you do you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation firm. Refer to Section 436(b) of Regulation C.
In future filings on Form 10-Q and Form 10-K, commencing with our Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2007, we will disclose the name of our independent asbestos valuation firm, Bates White, LLC. We will also obtain the consent of Bates White, LLC and file that consent as an exhibit to our Registration Statement on Form S-4 (Registration No. 333-143918), as well as our other future Securities Act filings, prior to requesting that it be declared effective by the Commission.
In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2121 (fax: 330-796-7140) or Tom Connell, Vice President and Controller, at 330-796-0061 (fax: 330-796-2338).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Richard J. Kramer
Richard J. Kramer
President, North American Tire and Chief Financial Officer

cc: Melissa N. Rocha, Securities and Exchange Commission Al Pavot, Securities and Exchange Commission